UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Deborah K. Seo
Bullivant Houser Bailey PC
Suite 1000
1415 L Street
Sacramento, CA 95814

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/20/2007

Re: Sonoma Valley Bancorp
Incoming letter dated January 8, 2007

Dear Ms. Seo:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to Sonoma Valley by Douglas R. Ghiselin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Douglas R. Ghiselin
300 Moon Mountain Road
Sonoma, CA 95476

07045898

Bullivant | Houser | Bailey PC

Attorneys at Law

Deborah K. Seo
Direct Dial: (916) 930-2521
E-mail: deborah.seo@bullivant.com

January 8, 2007

U.S. Securities and Exchange Commission
Attention: Ted Yu
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Mail Stop 3010
Washington, DC 20549-3010

Re: Proxy Statement of Sonoma Valley Bancorp
Request for Exclude Pursuant to Rule 14a-8(i)(8)

Dear Mr. Yu:

I am writing on behalf of Sonoma Valley Bancorp, a California corporation ("Sonoma"), in connection with a possible request from one of Sonoma's stockholders. On December 12, 2006, Sonoma received a letter from Mr. Ghiselin, in which Mr. Ghiselin requested that Sonoma's Board of Directors consider John Fanucchi as a candidate to serve on Sonoma's Board of Directors.

As part of his letter, Mr. Ghiselin states that he would like to "...request[ing] that Mr. John Fanucchi be placed in nomination for election to the Board of Directors of Sonoma Valley Bancorp/Sonoma Valley Bank and that his nomination be submitted to a vote of the stockholders at our next annual meeting."

Sonoma believes that the subject matter of Mr. Ghiselin's letter involves a question of Sonoma's director nomination procedures which is a corporate governance issue, and on such basis Sonoma is entitled to exclude it from the proxy material. However, under the No Action Letter dated May 31, 2006 relating to Isis Pharmaceuticals, Inc., Mr. Ghiselin's letter could be interpreted as a proxy solicitation, and therefore, without admission on its part, Sonoma has prepared this Request for a No Action Letter. For your information, I have included a copy of Mr. Ghiselin's request with this letter.

Sonoma believes that it is entitled to exclude Mr. Ghiselin's proposal pursuant to Rule 14a-8(i)(8) of the Securities Exchange Act of 1934 because the proposal relates to an election for membership on Sonoma's Board of Directors. In support of its position, Sonoma relies on a No Action Letter dated May 31, 2006, wherein Staff found that Isis Pharmaceuticals, Inc. had some basis for its view that it may exclude the proposal under rule 14a-8(i)(8), as the proposal related to an election to Isis' board of directors. Isis' request for exemptive relief was made in response to a submission by one of its shareholders, wherein the shareholder nominated himself for membership on Isis' board of directors.

Furthermore, Sonoma believes it is entitled to exclude Mr. Ghiselin's proposal under Rule 14a-8(i)(6) of the Securities Exchange Act of 1934 because Sonoma does not have the power or authority to implement the proposal. Sonoma's Bylaws contain a mandatory retirement provision requiring a Board member to retire upon his or her 65th birthday, unless otherwise waived by a majority vote of all other directors then serving on the Board. Since the Board has not otherwise waived this provision, Mr. Fanucchi is ineligible to serve as a director of the Board because he is over the age of 65. Therefore, Sonoma does not have the power or authority to implement the proposal.

For the foregoing reasons, on behalf of Sonoma, I respectfully request exemptive relief from the provisions of Rule 14a-8 to permit Sonoma to exclude Mr. Ghiselin's proposal on the ground that the submission relates to an election for membership on Sonoma's Board of Directors and lack of power and authority to implement.

I appreciate the Staff's consideration of this matter. Please do not hesitate to contact me at 916-930-2521 with any questions.

Very truly yours,

Deborah K. Seo

Deborah K. Seo

DKS:ahc
Enclosure

cc: Douglas R. Ghiselin
David Adams
Mel Switzer

4236518.1

Douglas R. Ghiselin
300 Moon Mountain Road
Sonoma, CA 95476
Voice: (707)996-8967
Fax: (707)996-3123
Email: ghiselin@vom.com

December 12, 2006

Suzanne Brangham, Secretary
Sonoma Valley Bancorp
Sonoma Valley Bank
202 West Napa Street
Sonoma, CA 95476

Dear Ms. Brangham:

I'm a Sonoma Valley Bancorp/Sonoma Valley Bank stockholder. I'm sending this letter requesting that Mr. John Fanucchi be placed in nomination for election to the Board of Directors of Sonoma Valley Bancorp/Sonoma Valley Bank and that his nomination be submitted to a vote of the stockholders at our next annual meeting. Please advise me if additional action is required of me to meet any legal or administrative requirements pertaining to this nomination.

Sincerely,

Douglas Ghiselin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sonoma Valley Bancorp
Incoming letter dated January 8, 2007

The submission nominates an individual for membership on Sonoma Valley's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Sonoma Valley may exclude it under rule 14a-8(i)(8), as relating to an election to Sonoma Valley's board of directors, and we will not recommend enforcement action to the Commission if Sonoma Valley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Sonoma Valley's nomination procedures, rule 14a-8 would not be implicated. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sonoma Valley relies.

Sincerely,

Derek B. Swanson
Attorney-Adviser

END